UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 3

PATIENT INFOSYSTEMS, INC.
(Name of Issuer)

Common Stock
$.01 Par Value Per Share
(Title Class of Securities)

702915-307
(CUSIP Number)

Mr. John Pappajohn
2116 Financial Center
Des Moines, Iowa 50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

December 31, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  /  /

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       7,640,090

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       7,640,090

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       7,640,090

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       48.41%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

This amends and supplements the Statement on Schedule 13D filed with the Commission by John Pappajohn ("Pappajohn") with respect to his ownership of Common Stock (the "Common Stock"), $.01 par value per share, Convertible Preferred Stock, Series C, no par value per share ("Series C Preferred Stock") and Convertible Preferred Stock, Series D, no par value per share ("Series D Preferred Stock") of Patient Infosystems, Inc., a Delaware Corporation (the "Company"). Unless otherwise defined herein, all capitalized items used herein shall have the meaning ascribed to them in the Statement.


Item 5.     Interest in Securities of the Issuer

(a) As of the date of this statement, Mr. Pappajohn beneficially owned 7,354,890 shares of Common Stock (assuming the conversion of 11,000 shares of Series C Preferred Stock into 110,000 shares of Common Stock and 424,233 shares of Series D Preferred Stock into 4,242,330 shares of Common Stock) and Options and Warrants to purchase another 285,200 shares of Common Stock. Such shares of Common Stock, warrants and options represent 48.41% of the Company's issued and outstanding shares, assuming conversion of Pappajohn's Series C and D Preferred Stock and Options into
Common Stock.

(b) Mr. Pappajohn has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all shares of Common Stock and Series C and D Preferred Stock that he owns.

(c) On December 31, 2003, Mr. Pappajohn was issued 2,689,104 shares of common stock in exchange for the cancellation of outstanding promissory notes and accrued interest in the amount of $4,517,695. This transaction was approved by the board of directors on June 11, 2002.

On December 21, 2003, Mr. Pappajohn was granted a Warrant to purchase 282,200 shares of Common Stock in consideration of an extension of a personal guarantee on the Company's Line of Credit.

On December 31, 2003 Mr. Pappajohn gifted 39,000 shares of Series C Preferred Stock.

On December 31, 2003 Mr. Pappajohn purchased 142,500 shares of Series D Preferred Stock through the conversion of bridge notes worth $1,425,000. In addition he was also issued 130,231 shares of Series D Preferred stock in consideration for his bridge loans to the Company and a personal guaranty on the Company's Line of Credit. The shares of Series D Preferred Stock are convertible into 2,727,310 shares of Common Stock.

On December 31, 2003 Mr. Pappajohn was issued 151,502 shares of Series D Preferred Stock in connection with the conversion of accrued interest and promissory notes in the amount of $1,515,020. The shares of Series D Preferred Stock are convertible into 1,515,020 shares of Common Stock.

     (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     Not applicable.


Item 7.     Material to be Filed as Exhibits

     Not applicable.


Item 8.  Certification and Signature:

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 2004

/s/ John Pappajohn
-------------------
John Pappajohn